SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-2)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DEER VALLEY CORPORATION

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

244196101

(CUSIP Number)

Brent A. Jones, Esq.

c/o Bush Ross, P.A.

1801 N. Highland Avenue

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MARCH 10, 2009

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-2.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), (f), or (g), check the following box:  ☐.

CUSIP No. 24419601

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Charles G. Masters
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds n/a
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power n/a
8. Shared Voting Power n/a
9. Sole Dispositive Power n/a
10. Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person n/a
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) n/a
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Deer Valley Corporation, a Florida corporation (“Company”). The address of the principal executive office of the Company is 3111 West Dr. Martin Luther King Blvd., Suite 100, Tampa, Florida 33607.

Item 2.	Identity and Background.

Item 2(a). Name: Charles G. Masters

Item 2(b). Business Address: 3111 West Dr. Martin Luther King Blvd., Suite 100 Tampa, Florida 33607

Item 2(c). Occupation: Director, Chief Executive Officer, & President of Deer Valley Corporation.

Item 2(d). Criminal Proceedings:

During the last five years Charles G. Masters has not been convicted in a criminal proceeding.

Item 2(e). Civil proceedings:

During the last five years Charles G. Masters has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 2(f). Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

n/a.

Item 4.	Purpose of Transaction.

n/a.

Item 5.	Interest in Securities of Deer Valley Corporation.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) On March 10, 2009, the reporting person ceased to be a beneficial owner of more than five percent (5%) of the common stock, $.001 par value, or Deer Valley Corporation.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Cytation Corporation.

Charles G. Masters has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 12, 2009	/s/ Charles G. Masters
Charles G. Masters